Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three Months ended September 30, 2006 and 2005
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended September 30, 2006

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three months ended September 30, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for September 30, 2006 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Consolidated Balance Sheets
(Canadian Dollars)

		September 30,	June 30
	Note	2006	2006
		(Unaudited)
Assets
Current
Bank		$2,046,583	$1,861,545
Treasury bills		-	279,125
Accounts receivable and prepayments	3	312,953	361,931
Deferred stock based compensation	4	56,999	113,999
		2,416,535	2,616,600
Investment in film and television programs	5	25,000	25,000

		$2,441,535	$2,641,600
Liabilities
Current
Accounts payable and accrued liabilities	6	$97,488	$112,473
Advances from shareholders	7	4,327	4,346
		101,815	116,819
Shareholders' Equity
Capital stock	8	2,255,394	2,255,394
Contributed surplus		20,391	20,391
Warrants	9	5,729,352	5,729,352
Deficit		(5,665,417)	(5,480,356)
		2,339,720	2,524,781
		$2,441,535	$2,641,600
Related Party Transactions (Note 11)
Commitments and contingencies (Note 12)

Approved by the Board ”Gregg Goldstein” Director     ”J. Stephen Wilson” Director
                   (signed)                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statements of Operations
(Canadian Dollars)

For the Three Months Ended September 30,	Note	2006	2005
Revenue
Interest income		$6,810	$-
Total Revenue		$6,810	$-
Expenses

Consulting		59,673	49,450
Office and general		57,486	8,821
Stock based compensation	4	57,000	-
Professional fees		8,096	-
Shareholders information		5,089	1,309
Promotion		3,746	555
Bank charges and interest		781	140
Amortization of investment in film	5	-	5,000
and television programs
		191,871	65,275
Net loss for the period		$(185,061)	$(65,275)
Net loss per share - basic and diluted	10	$(0.01)	$(0.01)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Three Months Ended September 30,	2006	2005
Cash flows from operating activities
Net loss for the period	$(185,061)	$(65,275)

Items not affecting cash
Stock based compensation	57,000	-
Amortization of investment in film and television programs	-	5,000
Cash effect of changes in:
Accounts receivable and prepayments	48,978	(25,479)
Accounts payable and accrued liabilities	(14,985)	7,559
	(94,068)	(78,195)
Cash flows from investing activities
Investment in treasury bills	279,125	-
	279,125	-

Cash flows from financing activities
Common shares issued	-	-
Net advances from shareholders	(19)	77,154
Note payable	-	-
Shares cashed-out	-	-
Warrants exercised	-	-
	(19)	77,154
Increase in cash	185,038	(1,041)
Cash, beginning of period	1,861,545	1,629
Cash, end of period	$2,046,583	$588

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three Months Ended September 30, 2006
	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2004	4,585,163	4,460,857		20,391	(4,538,726)	(57,478)
Buy-back of fractional shares	(619)	(185)		-	-	(185)
Issuance on acquisition of film and television programs	3,500,000	350,000		-	-	350,000
Issued in settlement of fees	50,000	5,000		-	-	5,000
Net loss	-	-		-	(259,533)	(259,533)
Balance June 30, 2005	8,134,544	4,815,672		20,391	(4,798,259)	37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net loss	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781

Net loss for the period	-	$-	$-	$-	$(185,061)	$(185,061)
Balance September 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,665,417)	$2,339,720

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

1.	NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006. Subsequent to quarter end, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2006.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2006 and the results of operations and equity and cash flows for the three month period ended September 30, 2006. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

3.    ACCOUNTS RECEIVABLE AND PREPAYMENTS

		September 30,	June 30
		2006	2006
		(Unaudited)
Due from Production companies	(a)	$256,145	$341,213
Taxes recoverable		17,153	13,782
Deposits and prepayments	(b)	39,655	6,936
		$312,953	$361,931

(a)
Represents funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities. These funds are provided to the production companies and are repayable at various interest rates and are generally due on demand.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a firm of lawyer to defend itself against a legal action initiated by an individual in Florida. The lawyer firm filed a motion to dismiss the case against the company in October 2005. There has not been any further development in the matter since then. The balance of the advance after accounting for the legal costs charged up to September 30, 2006 is held against future legal costs if any in the matter and is included in deposits and prepayments.

4.   DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of shares issued under the Company’s 2006 Consultant stock compensation Plan for services that will be performed through December 31, 2006. Charges during the fiscal years 2006 and 2005 were respectively as follows:

	Three Months Ended September 30,
	2006 - (Unaudited)		2005 - (Unaudited)
	No. of shares issued	Fair value	No. of shares issued	Fair value
Balance at the beginning of year	1,000,000	$113,999	-	$-
Issued during the period	0	-	-	-
Expensed during the period		(57,000)	-	-
Balance at end of year	1,000,000	$56,999	-	$-

The above shares were issued to three consultants for services for twelve-month period ending December 31, 2006 and include 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract. The issue was authorised by the board of directors of the Company on March 6, 2006.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

5.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
	As at September 30,			As at June 30,
	2006			2006
		(Unaudited)
Balance at beginning	$25,000	$-	$25,000	$172,500	$60,000	$232,500
Acquisitions during period	-	-	-	-	-	-
Amortization	-	-	-	(147,500)	(60,000)	(207,500)
Balance at end of period	$25,000	$-	$25,000	$25,000	$-	$25,000

As at June 30, 2006, management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2006 and again at September 30, 2006 and concluded that no further amortization was required to the carrying value of this script.

The carrying value of the distribution contract was fully written off since management’s review at June 30, 2006 concluded that no further revenue was expected without incurring significant costs which management was not prepared to do.

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

			As at	As at
			September 30,	June 30,
			2006	2006
			(Unaudited)
Accounts payable	(a	)	57,948	16,821
Accrual	(b	)	7,000	63,112
Production advances	(c	)	32,540	32,540
			97,488	112,473

a)
Accounts payable includes $22,484 due to a former director and officer of the Company in connection with a services contract entered into in the quarter which extends through December 31, 2006. It also includes $5,000 owed to the Chief Financial Officer for consulting services rendered during the quarter and $5,623 due to the Chief Executive Officer for reimbursable travel expenses. As at June 30, 2006, $1,562 was due to a corporate shareholder, Current Capital Corp., which is owned by one of the former directors of the Company, and $3,610 was due to the Chief Executive Officer for reimbursable travel expenses.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

b)   Accruals at June 30, 2006 include $44,112 representing a subscription received from an individual who originally participated in the private placement but later proved ineligible to participate. Hence his subscription was refunded and shares issued to him were cancelled in the period ended September 30, 2006. (See also Note 8(b)(ii)).

c)   Production advances were received from two production companies towards script and screen play development. A former director and officer of the Company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2006 - $26,540)

7.	ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are unsecured, non-interest bearing and are payable on demand.

8.   CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

			September 30, 2006		June 30, 2006
			(Unaudited)
			Common		Common
			Shares	Amount	Shares	Amount

Beginning of year			14,521,744	$2,255,394	8,134,544	$4,815,672
Issued under 2006 Consultant stock compensation plan	(i	)	-	-	1,000,000	228,000
Issued under a private placement	(ii	)	-	-	5,467,200	3,124,622
Shares issued under private placement being canceled subsequently	Note 6(b	)	-	-	(80,000)	(44,112)
Expenses relating to private palcement	(ii	)		-		(139,436)
Warrants (note 9)				-		(5,729,352)

			14,521,744	$2,255,394	14,521,744	$2,255,394

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

8.    CAPITAL STOCK - continued

(i)
On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 4 for further details.

No options have yet been allotted. The board of directors of the Company shall have the full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company.

(ii)
On March 6, 2006, the board of directors of the Company approved a private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.65. The conversion price was reduced to US$0.50 by a Board resolution dated June 21, 2006.

The private placement was closed on April 15, 2006. 2,387,200 units were subscribed and paid for resulting in issuance of 2,387,200 common shares and 1,193,600 whole warrants.

The company paid a finders fee of $139,436 at the rate of 10% of the proceeds from the private placement to Current Capital Corp., a related shareholder corporation owned by one of the former directors of the Company.

On April 24, 2006, the board of directors of the Company approved another private placement arrangement with a group of accredited investors. The private placement involved issuance of a Unit at a price of US$0.50. The Unit consisted of one common share of the Company and one half warrant expiring within two years of issuance of the Unit. One whole warrant is convertible into one common share of the Company at a conversion price of US$0.50.

This private placement was closed on June 27, 2006. 3,080,000 units were subscribed and paid for resulting in issuance of 3,000,000 common shares and 1,500,000 whole warrants. Subscription funds received in respect of 80,000 units were returned subsequently as explained in Note 6(b).

The shares issued under the above private placements are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

9.    WARRANTS

			As at September 30,		As at June 30,
			2006		2006
			(Unaudited)
			# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year			6,193,600	$5,729,352	3,500,000	-
Issued previously being revalued	(a	)	-	-	-	2,094,580
Isuued with private placement closed on April 15,2006	(b	)	-	-	1,193,600	1,150,081
Isuued with private placement closed on June 27, 2006	(c	)	-	-	1,500,000	2,484,691
Issued and outstanding at end of year	(d	)	6,193,600	$5,729,352	6,193,600	$5,729,352

a)
On November 30, 2004, the Company issued 3.5 million warrants to a production house, in which a former director and officer of the Company holds controlling interest, in settlement of the value of acquisition of certain theatrical film properties. These warrants are convertible into an equal number of common shares of the Company. The conversion price was $1 per warrant and conversion expiry date was November 30, 2006.

On January 18, 2006, the conversion price of the above warrants was reduced to US$0.50 per warrant and the expiry date was extended to November 30, 2008 by the board of directors of the Company.

As a result of changes in terms of the warrants issued, the fair value of these warrants has been estimated, on January 18, 2006, the date of the changes, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	128%
Expected life	1047 days
Market price	US$0.66

The amount of $2,094,240 has been accounted for as a reduction of the value of the shares issued. None of the warrants were exercised or expired as at September 30, 2006 (June 30, 2006 - none).

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

9.    WARRANTS, continued

(b)
The company issued 1,193,600 warrants under a 2006 private placement as explained in Note 9(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expiry within two years of their issue. None of the warrants were exercised or expired as at September 30, 2006 (June 30, 2006 - none).

The fair value of these warrants on April 15, 2006, the closing date for the private placement, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	330%
Expected life	731 days
Market price	US$0.85

The amount of $1,150,081 has been accounted for as a reduction of the value of the shares issued.

(c)
The company issued 1,500,000 warrants under another 2006 private placement as explained in Note 8(b) (ii). These warrants are convertible into equal number of common shares at an exercise price of US$0.50 per warrant and expire within two years of their issue. None of the warrants were exercised or expired as at September 30, 2006 (June 30, 2006 - none).

The fair value of these warrants, on June 27, 2006, the closing date for this private placement has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	5%
Expected dividend	nil
Expected volatility	203%
Expected life	731 days
Market price	US$1.60

The amount of $2,484,691 has been accounted for as a reduction of the value of the shares issued.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

(d)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

10.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September, 2006, which were 14,521,744 shares (Three months ended September 30, 2005 - 8,133,877).

The Company had approximately 6.2 million share purchase warrants issued and outstanding as at September 30, 2006. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2006 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)  Consulting fees include $5,000 paid to the Chief Financial Officer for services rendered during the period and $20,000 of fees paid to a former director and officer for various services. (2005 - $18,000).

b)
Current Capital Corp., a shareholder corporation where former directors of the Company serve as consultants and is owned by one of the former directors charged approximately $nil for the premises rent, telephone and other office expenses (2005 - $770).

c)	Rent of $3,900 (2005 - $3,900) was charged in respect of rent for premises owned by a former director and officer of the Company.

12.  COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
A case was filed on August 10, 2005 in the Court in Florida against the Company and some of its former directors by a person alleging a liability of US $200,000 plus triple damages for failing to issue the person common shares of the Company against the funds that he is alleged to have paid in 1997.

Notwithstanding the above, the Company believes that the case is without merit, given that the Company never received the funds. In the opinion of management, the outcome of the case is not reasonably expected to result in a material adverse effect on the Company’s financial position, and therefore, no provision has been made for this claim in the financial statements. The Company’ lawyer has filed a motion to dismiss the case.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

c)
On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

13.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2006 audited financial statements. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended September 30, 2006 and 2005.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

September 30,	2006	(Unaudited)			2005 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	(16,416)	(16,416)	(16,416)	(49,248)	(19,190)	(19,190)	(19,200)	(57,580)
Total assets	25,000	-	256,145	281,145	172,500	26,889	55,000	254,389
Total liabilities	-	32,540	-	32,540	-	23,900	-	23,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-
Other				-				-
				$-				$-
Net Loss
Total losses from reportable segments				$(49,248)				$(57,580)
Other				(135,813)				(7,695)
				$(185,061)				$(65,275)
Assets
Total assets used for reportable segments				$281,145				$254,389
Other				2,160,390				5,161
				$2,441,535				$259,550
Liabilities
Total liabilities of the reportable segments				$32,540				$23,900
Other				69,275				263,121
				$101,815				$287,021

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X are described and quantified below.

September 30,	2006 (Unaudited)			2005 (Unaudited)
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$2,416,535		$2,416,535	$32,050		$32,050
Long term assets	25,000	-	25,000	227,500	-	$227,500
Total assets	$2,441,535	$-	$2,441,535	$259,550	$-	$259,550

Current Liabilities	101,815		101,815	287,021		287,021
Capital stock	2,255,394		2,255,394	4,815,672		4,815,672
Warrants	5,729,352		5,729,352	-		-
Accumulated other comprehensive income(loss)	-	(43,264)	(43,264)	-	184	184
Contributed surplus	20,391		20,391	20,391		20,391
Deficit	(5,665,417)	43,264	(5,622,153)	(4,863,534)	(184)	(4,863,718)
Liabilities and shareholders' equity	$2,441,535	$-	$2,441,535	$259,550	$-	$259,550

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Three Months Ended September 30,	2006 (Unaudited)	2005 (Unaudited)

Net loss for the period, Canadian GAAP	$(185,061)	$(65,275)
Reclassification of exchange loss(gain) on year end translation of foreign currency items and balances	(9,306)	(184)
Loss for year, US GAAP	(194,367)	(65,459)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	9,306	184
Comprehensive loss for year, US GAAP	(185,061)	(65,275)

Basic and diluted loss per share, US GAAP	(0.01)	(0.01)

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2006 and 2005

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2006.

15.  PRESENTATION

       Certain prior year’s amounts have been reclassified to conform to current presentation.